SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

ENCORE CAPITAL GROUP, INC.

——————————————————————————————————————

(Name of Issuer)

Common Stock, par value $0.01 per share

——————————————————————————————————————

 (Title of Class of Securities)

292554102

——————————————————————————————————————

(CUSIP Number)

JCF FPK I LP

JCF Associates II-A LP

JCF Associates II-A LLC

J. Christopher Flowers

717 Fifth Avenue, 26th Floor

New York, NY 10022

Attention: Sally Rocker

Telephone: (212) 404-6800

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street

London EC2Y 9HU

+44 207 275 6500

—————————————————————————————————————

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2007

—————————————————————————————————————

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 thereto (together, the “Schedule 13D”) filed by JCF FPK I LP, a Delaware limited partnership (“JCF FPK”), JCF Associates II-A LP, a Delaware limited partnership (“JCF Associates”), JCF Associates II-A LLC, a Delaware limited liability company (“JCF LLC” and, together with JCF FPK and JCF Associates, the “JCF FPK Entities”), and J. Christopher Flowers, a natural person and citizen of the United States of America (Mr. Flowers, together with the JCF FPK Entities, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on April 23, 2007, with respect to the common stock, par value $0.01 per share (“Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”).  Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

ITEM 2.

IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended to include the following information:

JCF FPK, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (collectively, the “Shareholders”) entered into a Shareholders Agreement, dated as of October 19, 2007 (as may be amended, modified, supplemented or restated from time to time, the “Shareholders Agreement”), pursuant to which the Shareholders agreed, among other things, to (i) vote in favor of each Shareholder’s proposed removal or replacement of a related director, (ii) vote together with respect to certain actions submitted to a vote of the shareholders of Encore, (iii) refrain from transferring Common Stock (other than to an affiliate) without the consent of each of the other Shareholders, (iv) refrain from acquiring additional Common Stock unless certain conditions are met and (v) refrain from proposing or initiating a business combination transaction involving Encore without the consent of each of the other Shareholders.

The foregoing summary of the provisions of the Shareholders Agreement is qualified by reference to the actual text of the Shareholders Agreement.  A copy of the Shareholders Agreement is filed as Exhibit 99.4 hereto and is hereby incorporated by reference in its entirety in response to this Item 2.

As a result of the Shareholders Agreement and the letter between JCF FPK and Red Mountain Capital Partners LLC, dated as of April 20, 2007 and disclosed in Amendment No. 1 to this Schedule 13D, the Reporting Persons and Red Mountain may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, and deemed to be the beneficial owner of all of the shares of Common Stock owned by each of them.  The Reporting Persons and Red Mountain are acting together with respect to Encore to the extent, but only to the extent, set forth in the Shareholders Agreement.  Other than as set forth in the Shareholders Agreement, which supersedes any prior agreement or understanding between the Reporting Persons and Red Mountain, neither the Reporting Persons nor Red Mountain have any agreement or understanding with each other as to Encore, or any obligation to act in concert or otherwise on the same basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock held by Red Mountain for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.  This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to Red Mountain or the beneficial ownership of shares of Common Stock by Red Mountain.  Neither Red Mountain Capital Partners LLC nor any of its affiliates is a reporting person for purposes of this Schedule 13D, and Red Mountain is filing a separate statement on Schedule 13D with respect to Red Mountain Capital Partners LLC and its affiliates.

ITEM 4.

PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 2 above is hereby incorporated by reference in response to this Item 4.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 2 above is hereby incorporated by reference in response to this Item 6.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

99.4	Shareholders Agreement, dated as of October 19, 2007, by and among JCF FPK I LP, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 2007

JCF FPK I LP

By:

JCF Associates II-A LP, its general partner

By:

JCF Associates II-A LLC, its general partner

By:

/s/ Sally Rocker

Name: Sally Rocker

Title:

Managing Director

JCF ASSOCIATES II-A LP

By:

JCF Associates II-A LLC, its general partner

By:

/s/ Sally Rocker

Name: Sally Rocker

Title:

Managing Director

JCF ASSOCIATES II-A LLC

By:

/s/ Sally Rocker

Name: Sally Rocker

Title:

Managing Director

J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement dated April 20, 2007 among JCF FPK, JCF Associates, JCF LLC and J. Christopher Flowers.
99.2	Stock Purchase Agreement dated as of April 20, 2007 among JCF FPK and the Sellers.
99.3	Letter dated April 20, 2007 from JCF FPK to Red Mountain Capital Partners LLC and accepted and agreed by Red Mountain Capital Partners LLC.
99.4	Shareholders Agreement, dated as of October 19, 2007, by and among JCF FPK I LP, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P.